Exhibit 5.1

Aytu BioScience, Inc.	December 20, 2019
373 Inverness Parkway, Suite 206
Englewood, Colorado 80112

Re:	Registration Statement on Form S-3 (File No. 333-235548)

Ladies and Gentlemen:

We have acted as counsel to Aytu BioScience, Inc., a Delaware corporation (the “Company”), in connection with Registration Statement No. 333-235548 on Form S-3 (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the resale of 20,000,000 shares of the Company’s common stock, par value $0.0001 per share (the “Shares”) of the Company by Armistice Capital Master Fund Ltd. and Altium Capital Management LP (the “Selling Stockholders”). The Shares include: (1) 10,000,000 shares of the Company’s common stock (the “Warrant Shares”) issuable upon the exercise of warrants (the “Warrants”) issued pursuant to the Securities Purchase Agreement (the “Purchase Agreement”) dated October 11, 2019 between the Company and the Selling Stockholders; and (2) 10,000,000 shares of the Company’s common stock (the “Conversion Shares”) issuable upon the conversion of Series F Convertible Preferred Stock (the “Series F Preferred Stock”) issued to the Selling Stockholders pursuant to the Purchase Agreement in accordance with a Certificate of Designation of Preferences Rights and Limitations of Series F Convertible Preferred Stock (the “Certificate of Designation”) filed with the Secretary of State of the State of Delaware on October 15, 2019, pursuant to Section 151 of the Delaware General Corporation Law.

We have examined such documents and have reviewed such questions of law as we have considered necessary or appropriate for the purposes of our opinions set forth below. In rendering our opinions set forth below, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures and the conformity to authentic originals of all documents submitted to us as copies. We have also assumed the legal capacity for all purposes relevant hereto of all natural persons. As to questions of fact material to our opinions, we have relied upon certificates or comparable documents of officers and other representatives of the Company and of public officials.

Based on the foregoing and subject to the limitations, qualifications, and assumptions set forth herein, we are of the opinion that:

1.	The Warrant Shares, when issued upon valid exercise of Warrants in accordance with the terms of the Warrants, including without limitation payment of the specified exercise price therefor, will be validly issued, fully paid, and non-assessable.

2.	The Conversion Shares, when issued upon conversion of Series F Preferred Stock in accordance with the terms of the Certificate of Designation, will be validly issued, fully paid, and non-assessable.

Our opinions expressed above are limited to the federal laws of the United States of America, the laws of the State of New York, and the Delaware General Corporation Law.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, and to the reference to our firm under the heading “Legal Matters” in the prospectus constituting part of the Registration Statement. In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,

Dorsey & Whitney LLP